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                           November 23, 2022

       Nick King
       Chief Executive Officer
       VV Markets LLC
       2800 Patterson Ave Ste. 300
       Richmond, VA 23221

                                                        Re: VV Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 8
                                                            Filed November 9,
2022
                                                            File No. 024-11306

       Dear Nick King:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 8 Filed November 9, 2022

       General

   1. We note your amended disclosure in response to comment 1. In your discussion of the
                                                        Sourcing Fee on pages 7
and 31, please explain how current market offers and comparable asset pricing data
impacts the Sourcing Fee. Please also clearly state each level of
                                                        Sourcing Fee and the
associated percentage range that you anticipate incurring with each
                                                        Sourcing Fee. In
particular, we note that you have identified at least three levels of
                                                        Sourcing Fees:
"lower-end," "lower-middle," and "high-end." We also note that in certain instances, for example
with respect to Series VV-BOW50, the Sourcing Fee can be up to approximately 40% of
the aggregate offering amount. Please also indicate whether the value of the Sourcing
Fee is based on the value of the aggregate offering amount. If so, please explain why the
Sourcing Fee depends on the aggregate offering amount instead of some other structure,
like a flat fee or fixed percentage. Please also disclose that
 Nick King
FirstName
VV MarketsLastNameNick   King
            LLC
Comapany 23,
November  NameVV
              2022 Markets LLC
November
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         management has the ultimate discretion to determine the Sourcing Fee and include related risk factor disclosure.

         Also, we note the following statements on your website:

                From the "How It Works" page: "Vint then determines the collection and share price of each collection before launch by taking the purchase cost of the wines and adding a small sourcing fee (8-10%) to keep the lights on."

                From the "FAQ" page: "Vint takes a sourcing fee in each offering. We use this fee to keep our platform up and running. Vint also aligns itself with investors and purchases between 0.5% and 10% of each offering."

         Please tell us how many of your offerings include a sourcing fee that is less than or equal to 10%. Please also revise your website to clearly state that the Sourcing Fee could be up to 45% of the gross offering proceeds, and explain that the series manager could also receive a True-Up Fee, and explain that this includes an amount in addition to the
         Sourcing Fee.
2.       We note that the home page of your website states:

                "No Management Fees or Access Tiers"; and

                "Buy Shares, Receive Proceeds Upon the Sale."

         Please revise to clearly state that your manager is compensated in connection with each series offering through a Sourcing Fee and True-Up Fee, and that the fee may be up to
         45% of the gross offering proceeds (based on your disclosure, the manager has received
         $299,664). Please also indicate in the section titled "Holding and Selling a Collection"
         that there is currently no liquidity for your shares, and that investors will not receive any return on their investment until you decide to sell an underlying asset. Please also indicate that you plan to hold assets for an average of between five and ten years, as indicated on page 16 of your offering document.

         We also note that that the "FAQ" page of your website states:

                "Vint is a SEC-qualified platform allowing investors to buy shares in collections of fine wine, spirits, and similar offerings." and

                "Vint is the only SEC-qualified platform focusing on wine & spirits investing."

         We have not qualified the Vint platform. Please revise to state as much and clarify that you do not have an active liquidity platform.
3. You disclose in multiple places that "the Manager has agreed to pay the Offering
         Expenses incurred with respect to this Offering and not be reimbursed from the offering
 Nick King
VV Markets LLC
November 23, 2022
Page 3
       proceeds." However, the True-Up fee appears to include a "one-time reimbursement payment for all offering expenses and acquisition expenses paid by the series manager on behalf of each series, which and will be reimbursed by each series through the proceeds of each offering." Given this disclosure, explain why it appears that the Manager is reimbursed for Offering Expenses for certain series offerings. In addition, for the Use of
       Proceeds table for each Series beginning with the VV-BOW50 Asset, please provide a breakdown of expenses similar to that used for your earlier series offerings, such as VV-
       POM1. Please also separately list the Sourcing Fee and the reimbursement amount that is part of the True-Up Fee.
4. Please revise throughout to further explain how you determine the Sourcing Fee for particular assets. We note, for example, that you state that the Series VV-BOW50 Asset is a high-rarity asset and was acquired at a significant discount, which is why the Sourcing
       Fee was set at the high-end of the range (in this case at approximately 67% of the cost of the asset). Please explain why the fact that it is a high-rarity asset means that the Sourcing
       Fee is set at the high-end (e.g. was more work required on the part of the Manager to source the assets?). Please also explain how the Sourcing Fee takes into account the discount at which the Manager acquires the asset. For example, you state that the asset for
       Series VV-BOW50 was acquired at a nearly 33% discount, but the Sourcing Fee paid by investors is significantly more than the discounted amount. If the Sourcing Fee is increased because of the discount, please disclose this for each asset, as applicable, and indicate that investors may not be receiving this discount given that they are effectively paying back the discounted amount in the Sourcing Fee.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                              Sincerely,
FirstName LastNameNick King
                                                              Division of
Corporation Finance
Comapany NameVV Markets LLC
                                                              Office of Trade &
Services
November 23, 2022 Page 3
cc:       Andrew Stephenson
FirstName LastName